UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HALLIBURTON COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $2.50 par value

(Title of Class of Securities)

406216101

(CUSIP Number of Class of Securities)

Albert O. Cornelison, Jr.

Executive Vice President and General Counsel

Halliburton Company

3000 North Sam Houston Parkway East

Houston, Texas 77032

(281) 871-2699

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$3,300,000,000	$450,120

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $3,300,000,000 in aggregate of up to 77,647,058 shares of common stock, par value $2.50 per share, at the minimum tender offer price of $42.50 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $450,120	Filing Party: Halliburton Company
Form or Registration No.: Schedule TO-I	Date Filed: July 26, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Halliburton Company, a Delaware corporation (“Halliburton” or the “Company”), on July 26, 2013, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on July 30, 2013 (together, the “Schedule TO”), in connection with the Company’s offer to purchase, for not more than $3.3 billion in cash, shares of its common stock, par value $2.50 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $42.50 nor greater than $48.50 per Share or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated July 26, 2013 (as amended, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 7. Source or Amount of Funds or Other Consideration

(a) Source of Funds: On August 5, 2013, the Company completed its offering (the “Offering”) of $600,000,000 aggregate principal amount of 1.00% Senior Notes due 2016 (the “2016 Notes”), $400,000,000 aggregate principal amount of 2.00% Senior Notes due 2018 (the “2018 Notes”), $1,100,000,000 aggregate principal amount of 3.50% Senior Notes due 2023 (the “2023 Notes”) and $900,000,000 aggregate principal amount of 4.75% Senior Notes due 2043 (together with the 2016 Notes, the 2018 Notes and the 2023 Notes, the “Notes”) pursuant to an effective shelf registration statement on file with the SEC. The Notes were issued under an Indenture, dated as of October 17, 2003 (the “Base Indenture”), as supplemented with respect to the Notes by a Seventh Supplemental Indenture (the “Supplemental Indenture”) dated as of August 5, 2013, between the Company and The Bank of New York Mellon Trust Company, N.A. With the completion of the Offering, the Company has satisfied the Financing Condition (as defined in the Offer to Purchase). The Base Indenture and the Supplemental Indenture are included as Exhibits (b)(1) and (b)(2) hereto and are incorporated by reference herein.

(b) Conditions: The information set forth in Item 7(a) above is incorporated by reference herein.

(d) Borrowed Funds: The information set forth in Item 7(a) above is incorporated by reference herein.

Item 8. Interest in Securities of the Subject Company.

(a) After giving effect to the awards of restricted stock units described in Item 8(b) of this Amendment, the information set forth in the Offer to Purchase under “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Interests of Directors and Executive Officers” would read as follows:

(3)	The table does not include restricted stock units (RSUs) held by non-employee directors or stock equivalent units (SEUs) held by non-employee directors under the Directors’ Deferred Compensation Plan for the following (RSUs/SEUs): Mr. Bennett – 8,935 / 13,289; Mr. Boyd – 8,935 / 24,815; Mr. Carroll – 8,935 / 20,546; Ms. Dicciani – 8,935 / 5,967; Mr. Gerber – 7,557 / 0; Mr. Grubisich – 5,238 / 0; Mr. Jum’ah – 8,935 / 0; Mr. Malone – 7,557 / 0; Mr. Martin – 8,935 / 0; Ms. Reed – 8,935 / 10,041. Until the underlying shares of common stock are distributed with respect to the RSUs or SEUs, non-employee directors will not have voting or investment power over such shares. No non-employee director will receive shares of common stock with respect to RSUs within 60 days of July 15, 2013, unless the Board in its discretion vests the RSUs upon a non-employee director’s separation of service from the Board. No shares of common stock with respect to SEUs will be distributed within 60 days of July 15, 2013 because such shares are distributed in January of the year following the year the nonemployee director has a separation of service from the Board.

(b) The information set forth in the Offer to Purchase under “Section 11—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares—Recent Securities Transactions” is supplemented by adding at the end of the table thereunder an additional ten rows and new footnote as follows:

Murray S. Gerber	August 1, 2013	1,318 (vesting of RSUs) 3,603 (annual awards of RSUs)	$46.41†† $46.41††
Robert A. Malone	August 1, 2013	1,318 (vesting of RSUs) 3,603 (annual awards of RSUs)	$46.41†† $46.41††
Alan M. Bennett	August 1, 2013	3,603 (annual awards of RSUs)	$46.41††
James R. Boyd	August 1, 2013	3,603 (annual awards of RSUs)	$46.41††
Milton Carroll	August 1, 2013	3,603 (annual awards of RSUs)	$46.41††
Nance K. Dicciani	August 1, 2013	3,603 (annual awards of RSUs)	$46.41††
José C. Grubisich	August 1, 2013	3,603 (annual awards of RSUs)	$46.41††
Abdallah S. Jum’ah	August 1, 2013	3,603 (annual awards of RSUs)	$46.41††
J. Landis Martin	August 1, 2013	3,603 (annual awards of RSUs)	$46.41††
Debra L. Reed	August 1, 2013	3,603 (annual awards of RSUs)	$46.41††

††	Represents the closing price of Halliburton shares on August 1, 2013.

Item 11. Additional Information

(b) The information set forth in the Offer to Purchase under “Section 10—Certain Information Concerning the Company—Incorporation by Reference” is supplemented by adding to the end of the third bullet point thereunder additional Current Reports on Form 8-K filed with the SEC on August 1, 2013 and August 5, 2013.

Item 12. Exhibits.

“Item 12. Exhibits” to the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 26, 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(F)*	Summary Advertisement, dated July 26, 2013

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)*	Press release announcing the Tender Offer, dated July 26, 2013

(a)(5)(C)*	Press release announcing the pricing of the Notes Offering, dated July 29, 2013.

(b)(1)	Indenture, dated as of October 17, 2003, between Halliburton Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended September 30, 2003, File No. 001-03492).

(b)(2)	Seventh Supplemental Indenture, dated as of August 5, 2013, between Halliburton Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank (incorporated by reference to Exhibit 4.2 to Halliburton’s Form 8-K filed August 5, 2013).

(d)(1)	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of Halliburton Energy Services, Inc.’s proxy statement dated March 23, 1993, File No. 001-03492)

(d)(2)	Halliburton Company Stock and Incentive Plan, as amended and restated effective February 20, 2013 (incorporated by reference to Appendix B of Halliburton’s proxy statement filed April 2, 2013, File No. 001-03492)

(d)(3)	Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix C of Halliburton’s proxy statement filed April 6, 2009, File No. 001-03492)

(d)(4)	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.4 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(5)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(7)	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 of Halliburton’s Form S-8 filed May 21, 2009, Registration No. 333-159394)

(d)(8)	Form of Non-Employee Director Restricted Stock Unit Agreement (Director Plan) (incorporated by reference to Exhibit 99.8 to Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(9)	First Amendment to Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.41 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(10)	Form of Restricted Stock Agreement (Section 16 officers) (incorporated by reference to Exhibit 10.42 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(11)	Form of Non-Employee Director Restricted Stock Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 10.43 to Halliburton’s 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(12)	Form of Non-Employee Director Restricted Stock Unit Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 99.9 of Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(13)	Second Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company (incorporated by reference to Exhibit 10.4 to Halliburton’s Form 10-Q filed July 27, 2012, File No. 001-03492)

(d)(14)	Third Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company effective December 1, 2012 (incorporated by reference to Exhibit 10.44 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(d)(15)	Second Amendment dated December 11, 2012 to Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Exhibit 10.47 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(g)	None

(h)	None

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLIBURTON COMPANY

Date: August 6, 2013	By:	/s/ Christian A. Garcia
Christian A. Garcia
Senior Vice President and Treasurer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated July 26, 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 26, 2013

(a)(1)(F)*	Summary Advertisement, dated July 26, 2013

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	None

(a)(5)(B)*	Press release announcing the Tender Offer, dated July 26, 2013

(a)(5)(C)*	Press release announcing the pricing of the Notes Offering, dated July 29, 2013.

(b)(1)	Indenture, dated as of October 17, 2003, between Halliburton Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended September 30, 2003, File No. 001-03492).

(b)(2)	Seventh Supplemental Indenture, dated as of August 5, 2013, between Halliburton Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank (incorporated by reference to Exhibit 4.2 to Halliburton’s Form 8-K filed August 5, 2013).

(d)(1)	Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix B of Halliburton Energy Services, Inc.’s proxy statement dated March 23, 1993, File No. 001-03492)

(d)(2)	Halliburton Company Stock and Incentive Plan, as amended and restated effective February 20, 2013 (incorporated by reference to Appendix B of Halliburton’s proxy statement filed April 2, 2013, File No. 001-03492)

(d)(3)	Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Appendix C of Halliburton’s proxy statement filed April 6, 2009, File No. 001-03492)

(d)(4)	Form of Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.4 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(5)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(6)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 of Halliburton’s Form 10-Q for the quarter ended September 30, 2009, File No. 001-03492)

(d)(7)	Form of Non-Employee Director Restricted Stock Agreement (incorporated by reference to Exhibit 99.5 of Halliburton’s Form S-8 filed May 21, 2009, Registration No. 333-159394)

(d)(8)	Form of Non-Employee Director Restricted Stock Unit Agreement (Director Plan) (incorporated by reference to Exhibit 99.8 to Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(9)	First Amendment to Halliburton Company Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.41 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(10)	Form of Restricted Stock Agreement (Section 16 officers) (incorporated by reference to Exhibit 10.42 to Halliburton’s Form 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(11)	Form of Non-Employee Director Restricted Stock Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 10.43 to Halliburton’s 10-K for the year ended December 31, 2011, File No. 001-03492)

(d)(12)	Form of Non-Employee Director Restricted Stock Unit Agreement (Stock and Incentive Plan) (incorporated by reference to Exhibit 99.9 of Halliburton’s Form S-8 filed June 22, 2012, Registration No. 333-182284)

(d)(13)	Second Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company (incorporated by reference to Exhibit 10.4 to Halliburton’s Form 10-Q filed July 27, 2012, File No. 001-03492)

(d)(14)	Third Amendment to Restricted Stock Plan for Non-Employee Directors of Halliburton Company effective December 1, 2012 (incorporated by reference to Exhibit 10.44 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(d)(15)	Second Amendment dated December 11, 2012 to Halliburton Company Employee Stock Purchase Plan, as amended and restated effective February 11, 2009 (incorporated by reference to Exhibit 10.47 to Halliburton’s Form 10-K for the year ended December 31, 2012, File No. 001-03492)

(g)	None

(h)	None

*	Previously filed.